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                                                                      EXHIBIT 8

                               FORUM GROUP, INC.

As of October 3, 1995

Apollo Advisors, L.P.
Apollo Investment Fund, L.P.
Apollo FG Partners, L.P.
1999 Avenue of the Stars
Los Angeles, CA 90067

Dear Sirs:

  Upon the occurrence of a Qualifying Transaction (as defined below), this letter will (i) confirm the Company's determination made in the following paragraph and (ii) amend our October 3, 1995 letter agreement with you (the "Letter Agreement") regarding Section 4.17 of that certain Acquisition Agreement among Apollo Investment Fund, L.P., Investors GenPar, Inc., Evergreen Healthcare, Ltd., L.P. and Forum Group, Inc. (the "Company") dated as of April 18, 1993 (the "Acquisition Agreement"). The Company agreed in the Acquisition Agreement to indemnify and hold harmless the Indemnified Parties specified therein (the "Indemnity") from Transactional Losses as that term is defined therein.

  This letter confirms that the Company has made a final determination that all losses, claims, liabilities, damages, costs (including, without limitation, costs of preparation and attorneys' fees) and expenses (including, without limitation, expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, whether or not in connection with pending or threatened litigation in which any Indemnified Party is a party) or actions in respect thereof related to or arising out of the Law Suit (as defined in the Letter Agreement) are Transactional Losses with respect to which you and the other Indemnified Parties described in the Acquisition Agreement are entitled to the Indemnity. As a result of, and without limiting, the foregoing determination, the conditions set forth in items 1-4 of the Letter Agreement are no longer applicable.

  This letter will be of no force or effect unless and until a Qualifying Transaction has occurred. As used herein, the term "Qualifying Transaction" means (i) with respect to the Agreement and Plan of Merger dated as of February 15, 1996 by and among the Company and the other parties thereto, the acquisition of Shares (as defined therein) of the Company pursuant to the Offer or the Merger (as defined therein) or (ii) the consummation of another transaction in which a majority of the Shares or all or the majority of the assets of the Company are acquired by a third party on or prior to March 31, 1997.

  If the foregoing correctly states our agreement, please signify by signing a copy of this letter in the space indicated and returning it to the undersigned.

Sincerely,

FORUM GROUP, INC.

By: /s/ Marc L. Pacala

Agreed and Accepted:

Apollo Investment Fund, L.P.

By: /s/ Michael D. Weiner
Name:Michael D. Weiner
Title: Vice President of Apollo Capital Management, Inc., General Partner of
       Apollo Advisors, L.P., General Partner of Apollo Investment Fund, L.P.